Filed by Tesoro Corporation (Commission File No. 001-03473) Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Western Refining, Inc. (Commission File No. 001-32721)

TESORO
An Introduction to Tesoro
Western Refining
Employee Meetings
December 2016

FORWARD LOOKING STATEMENTS This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, integration and transition plans, synergies, opportunities, anticipated future performance, expected share buyback program and expected dividends. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Tesoro Corporation (“Tesoro”) may not approve the issuance of new shares of common stock in the merger or that stockholders of Western Refining, Inc. (“Western”) may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Tesoro’s common stock or Western’s common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Tesoro and Western to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, the risk that the combined company may not buy back shares, the risk of the amount of any future dividend Tesoro may pay, and other factors. All such factors are difficult to predict and are beyond our control, including those detailed in Tesoro’s annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on Tesoro’s website at http://www.tsocorp.com and on the SEC website at http://www.sec.gov, and those detailed in Western’s annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on Western’s website at http://www.wnr.com and on the SEC website at http://www.sec.gov. Western’s forward-looking statements are based on assumptions that Western believes to be reasonable but that may not prove to be accurate. We undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. No Offer or Solicitation: This communication relates to a proposed business combination between Western and Tesoro. This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It: This communication may be deemed to be solicitation material in respect of the proposed transaction between Tesoro and Western. In connection with the proposed transaction, Western and/or Tesoro may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the SEC. This communication is not a substitute for the proxy statement, registration statement, proxy statement/prospectus or any other documents that Tesoro or Western may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF TESORO AND WESTERN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S) AND/OR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Western and/or Tesoro, as applicable. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Tesoro will be made available free of charge on Tesoro’s website at http://www.tsocorp.com or by contacting Tesoro’s Investor Relations Department by phone at 210-626-6000. Copies of documents filed with the SEC by Western will be made available free of charge on Western’s website at http://www.wnr.com or by contacting Western’s Investor Relations Department by phone at 602-286-1530 or 602-286-1533. Participants in the Solicitation: Tesoro and its directors and executive officers, and Western and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Tesoro common stock and Western common stock in respect of the proposed transaction. Information about the directors and executive officers of Tesoro is set forth in the proxy statement for Tesoro’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 22, 2016, and in the other documents filed after the date thereof by Tesoro with the SEC. Information about the directors and executive officers of Western is set forth in the proxy statement for Western’s 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 22, 2016, and in the other documents filed after the date thereof by Western with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph. 2

OUR VISION
TESORO
Every day we create a safer and cleaner future as efficient providers of reliable transportation fuel solutions.

CORE VALUES
TESORO
We act individually and collectively with the highest level of integrity and we are steadfast in our commitment to:
Safety & Environment
Integrity
Respect
TESORO
OUR PRINCIPLES OF OPERATION:
1. Do it safely or not at all.
2. There is always time to do it right.
3. We operate at the pleasure of the community.
4. Always report promptly all incidents and near miss events.
STOP WORK OBLIGATION
As an employee or contractor for Tesoro, you should always comply with our Tenants of Safe Operations. You have the responsibility and the authority to stop any work that does not comply with these tenets - and there will be no repercussions.
That is my commitment to you.
Keith Casey
EVP, Marketing & Commercial

SAFETY & ENVIRONMENTAL PERFORMANCE
TESORO
Personal Safety Incident Rates
OSHA Recordable Rate per 200,000 Hours
0.51
0.55
0.35
0.27
0.28
Top Quartile2
2012
2013
2014
2015
2016 YTD1
Process Safety Incident Rates
API Tier 1 and 2 Rate per 200,000 Hours
Top Quartile3
0.24
0.18
0.13
0.09
0.07
2012
2013
2014
2015
2016 YTD1
Total Air Emissions
Tons per million barrels of throughput
79
78
68
62
52.0
2011
2012
2013
2014
2015
1) Year to date data is through Q3 2016
2) 2014, AFPM Refining Peer Group data
3) 2014 API 2014 data (refining only)

GROWTH OF TESORO’S BUSINESS
TESORO
Refinery
Trucking
Pipelines
Rail Facility
Marine Terminal
Terminal
Kenai 72 MBD
Anacortes 120 MBD
Dickinson 20 MBD
Mandan 74 MBD
Martinez 166 MBD
Salt Lake City 63 MBD
Los Angeles 380 MBD
Key Metrics 2010 2015
Net earnings (loss) ($ in millions) (29) 1,690
EBITDA ($ in millions) 551 3,599
Enterprise Value ($ in billions) 3.5 15.41
Refining Capacity (MBD) 665 8952
Refining Complexity 9.8 11.5
Crude oil, refined product and natural gas pipelines(miles) 900+ 3,500 +
Branded Retail Stations 880 2,300
Marketing Integration (%) 31 94
Employees 5,300 6,000
1) As of 11/7/2016
2) As of 6/28/2016, including the Tesoro Dickinson, ND refinery

WHO WE ARE
TESORO
The leading integrated refining, marketing and logistics company in our strategic footprint
Well diversified business portfolio with strong growth opportunities
Demonstrated track record of delivering results and achieving ambitions
Driving significant business improvements
Creating sustainable earnings growth

STRATEGIC PRIORITIES
TESORO
Operational efficiency and effectiveness
Safety and reliability
Cost leadership
System improvements
Value Chain Optimization
Financial discipline
Value-driven growth
High-Performing Culture
Enduring commitment to execution

GUIDING PRINCIPLES
TESORO
CORE VALUES
EXCEPTIONAL PEOPLE
SHARED PURPOSE
POWERFUL COLLABORATION
SUPERIOR EXECUTION
HIGH-PERFORMING CULTURE
HPC

SHARED VALUE
TESORO
EMPLOYEES
COMMUNITIES
PARTNERS
TESORO
GOVERNMENT
ENVIRONMENT

COMPLEMENTARY BUSINESSES
TESORO
Anacortes 120 MBD
Dickinson 20 MBD
Mandan 74 MBD
Kenai 72 MBD
Martinez 166 MBD Salt Lake City 63 MBD St. Paul 98 MBD
Gallup 25 MBD
Los Angeles 380 MBD
El Paso 131 MBD
Refinery
Trucking
Pipelines
Rail Facility
Marine Terminal
Terminal

INTEGRATION PLANNING TO BEGIN
TESORO
Integration Planning Close of Transaction
Integration
Transaction Announcement Day One
In the meantime:
Until the transaction is complete, Western and Tesoro will continue to operate as separate companies.
An integration planning team is being established to develop transition plans.
We are committed to following our Core Values.

Q&A